SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Receives Market Leadership Award, Named Industry Leader by Top Industry Analyst Firms, dated October 3, 2007.

99.2	Press Release: Actimize to Provide Credit Agricole Asset Management with Industry-Leading Brokerage Compliance Market Abuse and Anti-Money Laundering Solutions, dated October 9, 2007.

99.3	Press Release: China's Shanghai Pudong International Airport Places a 7-Digit Order for NICE's IP-based Video Solution with Content Analytics, dated October 10, 2007.

99.4	Press Release: NICE Systems Schedules Conference Call to Discuss Third Quarter 2007 Results, dated October 11, 2007.

99.5	Press Release: NICE Announces Full Exercise of Option by Underwriter, dated October 15, 2007.

99.6	Press Release: A Leading French Investment Bank is First to Add Actimize Transaction Reporting to Comply with New MiFID Regulations, dated October 17, 2007.

99.7	Press Release: Leading UK Provider of Debt Collection Services, Fredrickson International Selects NICE Perform Adaptive Interaction Analytics, dated October 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD. By: /s/ Yechiam Cohen —————————————— Yechiam Cohen General Counsel Dated: November 1, 2007

EXHIBIT INDEX

99.1	Press Release: NICE Receives Market Leadership Award, Named Industry Leader by Top Industry Analyst Firms, dated October 3, 2007.

99.2	Press Release: Actimize to Provide Credit Agricole Asset Management with Industry-Leading Brokerage Compliance Market Abuse and Anti-Money Laundering Solutions, dated October 9, 2007.

99.3	Press Release: China's Shanghai Pudong International Airport Places a 7-Digit Order for NICE's IP-based Video Solution with Content Analytics, dated October 10, 2007.

99.4	Press Release: NICE Systems Schedules Conference Call to Discuss Third Quarter 2007 Results, dated October 11, 2007.

99.5	Press Release: NICE Announces Full Exercise of Option by Underwriter, dated October 15, 2007.

99.6	Press Release: A Leading French Investment Bank is First to Add Actimize Transaction Reporting to Comply with New MiFID Regulations, dated October 17, 2007.

99.7	Press Release: Leading UK Provider of Debt Collection Services, Fredrickson International Selects NICE Perform Adaptive Interaction Analytics, dated October 30, 2007.